SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
(Amendment No. 7)*

Autoliv, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

052800109
(CUSIP Number)

Cevian Capital II GP Limited

c/o Highvern Fund Administrators Limited

Whiteley Chambers

Don Street

St. Helier JE2 4TR, Jersey

Channel Islands

Attention: Denzil Boschat

+44 1534 828 513

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

Adriana F. Schwartz, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052800109	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Cevian Capital II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,319,667 shares*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,319,667 shares*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,319,667 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.01%
14	TYPE OF REPORTING PERSON IA, OO

*Includes 3,021,159 Swedish Depositary Receipts representing 3,021,159 shares of Common Stock.

CUSIP No. 052800109	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on March 1, 2018 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on March 13, 2018 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on April 4, 2018 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on May 29, 2018 (“Amendment No. 3,”), Amendment No. 4 to the Original Schedule 13D filed on May 31, 2018 (“Amendment No. 4”), and Amendment No. 5 to the Original Schedule 13D filed on March 1, 2019 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed on August 18, 2022 (“Amendment No. 6” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 7, the “Schedule 13D”), with respect to the Common Stock, par value $1.00 per share (the “Common Stock”), of Autoliv, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 7 amends Items 3 and 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

As of the date hereof, the Reporting Person has purchased for the account of the Master Fund an aggregate of 6,298,508 shares of Common Stock and 3,021,159 Swedish Depositary Receipts representing 3,021,159 shares of Common Stock for an aggregate consideration (including brokerage commission and purchases made before the spin-off of Veoneer) of approximately USD 1,146,854,302. The Master Fund funded these purchases out of its general working capital. The Swedish Depositary Receipts were purchased using Swedish Krona. For the purposes of this Schedule 13D, a conversion rate of USD 1.00 for each SEK 11.0011 was used for all past transactions.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 84,675,989 shares of Common Stock outstanding, which is the difference obtained by (x) subtracting a total of 640,924 shares of Common Stock repurchased by the Issuer on August 1, 2023, August 2, 2023, August 3, 2023, August 4, 2023, August 7, 2023, August 8, 2023, August 9, 2023, August 10, 2023, August 11, 2023, August 14, 2023, August 15, 2023, August 16, 2023, August 17, 2023, August 18, 2023, August 21, 2023, August 22, 2023, August 23, 2023, August 24, 2023 and August 25, 2023, under the Issuer's share buyback program as disclosed on the Issuer’s website, from (y) 85,316,913 shares of Common Stock outstanding as of July 31, 2023, as reported on the Issuer’s website.

CUSIP No. 052800109	SCHEDULE 13D/A	Page 4 of 5 Pages

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.

(c)	No transactions in the shares of Common Stock or Swedish Depositary Receipts by the Reporting Person for the benefit of the Master Fund were made during the past sixty (60) days.

CUSIP No. 052800109	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 30, 2023

CEVIAN CAPITAL II GP LIMITED

By:	/s/ Denzil Boschat
Name: Denzil Boschat
Title: Director